April 10, 1996




Dear Univest Employee:

     Yesterday the shareholders of Univest approved both the Dividend Reinvestment Plan and the 1996 Employee Stock Purchase Plan.

     We have enclosed a Prospectus describing the Employee Stock Purchase Plan. It will provide you with a convenient and economical way to purchase shares of Univest Corp of Pennsylvania common stock through a payroll deduction arrangement. Initially, you may purchase stock through the Plan on specified dates at 95% of the market value.
However, you should read the Prospectus carefully to review your own investment plans and determine if you want to participate. To be eligible, you must have completed one year of continuous service or been employed for at least two years.

     Should you decide to enroll in the Employee Stock Purchase Plan now, please complete the enclosed authorization form, and return it to the Human Resources Department no later than May 10, 1996. Payroll deductions will begin with the May 16 pay. If you would prefer to begin participation at a later date, please see the Prospectus for enrollment information.

     The Prospectus includes complete information on both Plans and is the only source to present this information. If you have any further questions after reading it, please call the Human Resources Department or me.

                              Sincerely,



                              Vice Chairman

MAA:vk
Enclosure

P.S. All stockholders (including employees who own Univest shares), will receive a Prospectus separately for the Dividend Reinvestment Plan.